UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒    Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐    No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐    No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐    No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Rio de Janeiro, November 26, 2014.

Brazilian Securities and Exchange Commission

Superintendence of Corporate Relations

Company Monitoring Department 2

Rua Sete de Setembro, 111, Centro

Rio de Janeiro, RJ

20050-901

Attn.:	Fernando Soares Vieira

Superintendence of Corporate Relations

Daniel Alves Araujo de Souza

Company Monitoring Department 2

Re.: Official Letter/CVM/SEP/GEA-2/No. 373/2014

Dear Sirs,

In reference to the Official Letter/CVM/SEP/GEA-2/No. 373/2014, received by Oi S.A. (“Oi” or the “Company”), related to the news article titled “Funds Increase Their Bid for Portugal Telecom” published by the media on November 21, 2014, the Company clarifies that, to date, it has not received any additional proposal to the proposals already mentioned in the Material Facts released on November 3 and November 12, 2014.

Sincerely,

Oi S.A.

Bayard De Paoli Gontijo

Chef Executive and Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2014

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
Name: Bayard De Paoli Gontijo Title: Chief Financial Officer